

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

July 12, 2018

Via E-mail
Benjamin J. Schlater
Chief Financial Officer
Ferro Corporation
6060 Parkland Boulevard, Suite 250
Mayfield Heights, Ohio 44124

> **Re: Ferro Corporation
> Form 10-K for Fiscal Year Ended December 31, 2017
> Filed February 28, 2018
> File No. 1-00584**

Dear Mr. Schlater:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction